Filed pursuant to Rule 424(b)(3)

Registration No. 333-264056

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated June 6, 2022)

Allego N.V.

13,799,948 ORDINARY SHARES

Offered by Allego N.V.

68,132,943 ORDINARY SHARES

Offered by Selling Securityholders

This prospectus supplement updates and supplements the prospectus dated June 6, 2022, as supplemented from time to time (the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-264056). This prospectus supplement is being filed to update and supplement the information in the Prospectus with information contained in our Report on Form 6-K furnished to the Securities and Exchange Commission on July 12, 2022 (the “Report”).

The Prospectus and this prospectus supplement relate to the issuance by us of up to 13,799,948 ordinary shares, with a nominal value of € 0.12 per share (“Ordinary Shares”) of Allego N.V., a public limited liability company (naamloze vennotschap) governed by the laws of the Netherlands (“Allego”), that are issuable upon the exercise of 13,799,948 Warrants to purchase Ordinary Shares, which were originally Public Warrants (as defined in the Prospectus) issued in the initial public offering of units of Spartan Acquisition Corp. III (“Spartan”) at a price of $10.00 per unit, with each unit consisting of one share of Class A common stock and one-fourth of one Public Warrant. See “Prospectus Summary—Recent Developments—Business Combination” in the Prospectus.

In addition, the Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their permitted transferees, of up to 68,132,943 Ordinary Shares, which includes (i) 13,700,000 Ordinary Shares that were issued in exchange for Spartan Founders Stock, originally purchased at a price of approximately $0.002 per share, upon the closing of the Business Combination (the “Business Combination”), (ii) 12,000,000 Ordinary Shares issued to a limited number of qualified institutional buyers and institutional and individual accredited investors at a price of $10.00 per Ordinary Share on the closing of the Business Combination, (iii) 41,097,994 Ordinary Shares that were issued in exchange for Allego Holding Shares (as defined in the Prospectus) to E8 Investor (as defined in the Prospectus) as compensation under the Special Fees Agreement (as defined in the Prospectus), based on a value of Allego and its subsidiaries of $10.00 per share, upon the closing of the Business Combination and (iv) 1,334,949 Ordinary Shares that were issued to AP Spartan Energy Holdings III (PPW), LLC at a price of $11.50 per share on a cashless exercise basis upon its exercise of 9,360,000 Warrants to purchase Ordinary Shares, which were originally Private Placement Warrants purchased at a price of $1.50 per Private Placement Warrant that were automatically converted into Warrants upon the closing of the Business Combination. See “Prospectus Summary—Recent Developments—Business Combination” in the Prospectus.

Our registration of the Ordinary Shares covered by the Prospectus does not mean that either we or the Selling Securityholders will offer or sell, as applicable, any of the Ordinary Shares. The Selling Securityholders may offer and sell the Ordinary Shares covered by the Prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the Ordinary Shares in the section entitled “Plan of Distribution” in the Prospectus.

You should read the Prospectus and any prospectus supplement or amendment carefully before you invest in our securities. Our Ordinary Shares and Warrants are listed on the New York Stock Exchange (“NYSE”) under the symbols “ALLG” and “ALLG.WS,” respectively. On July 12, 2022, the last reported sale price of our Ordinary Shares on NYSE was $3.50 per share and the last reported sale price of our Warrants on NYSE was $0.37.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any subsequent amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. The information in this prospectus supplement modifies and supersedes, in part, the information in the Prospectus. Any information in the Prospectus that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this prospectus supplement. You should not assume that the information provided in this prospectus supplement or the Prospectus is accurate as of any date other than their respective dates. Neither the delivery of this prospectus supplement, the Prospectus nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained in this prospectus supplement, the Prospectus is correct as of any time after the date of that information.

We are an “emerging growth company” and a “smaller reporting company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 15 of the Prospectus.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this Prospectus Supplement No. 2. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is July 13, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

Commission File Number: 001-41329

Allego N.V.

(Translation of registrant’s name into English)

Westervoortsedijk 73 KB

6827 AV Arnhem, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The following exhibit is furnished herewith:

Exhibit No.	Description

99.1	Press Release, dated July 11, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 12, 2022	ALLEGO N.V.

	By:	/s/ Mathieu Bonnet
Name: Mathieu Bonnet Title: Chief Executive Officer

Exhibit 99.1

Allego, a Leading Pan-European Public EV Fast Charging Network, Announces Second Quarter 2022 Key Performance Metrics, and Exercise of Mega-E Purchase Option

•	Allego exercised the purchase option relating to Mega-E. The purchase enhances the Company’s strategic focus on fast and ultra-fast chargers and the roll-out of its growth plans.

•	Second-quarter 2022 utilization rate[1] nearly doubled to 9.0% from 4.6% in the same period in 2021, including Mega-E assets.

•	Total “green” energy sold during the quarter was 37.4 GWh, up 102.1% from the year-ago quarter.

•	The total number of sessions increased 66% to 2.3 million, compared to the prior-year quarter of 1.4 million.

•	The company’s secured backlog of approximately 1,100 sites, in combination with the company’s proprietary software, is expected to enhance visibility and profitability.

•

Allego expects to continue to benefit from a supportive regulatory and demand backdrop, as recently highlighted by the European Parliament signing a ban on the sale of Internal Combustion Engine (“ICE”) vehicles starting in 2035.

ARNHEM, Netherlands, PARIS, France, and NEW YORK, New York – July 11, 2022 – Allego N.V. (“Allego” or the “Company”) (NYSE: ALLG), a leading pan-European public electric vehicle fast-charging network, today announced its second-quarter 2022 key performance metrics, which are inclusive of Mega-E.

The Company’s second quarter 2022 utilization rate was 9.0% compared to 4.6% during the same period in 2021, representing a 94.9% increase, and equating to 4.5 sessions per ultra-charger per day. On a sequential basis from the first quarter of 2022, the utilization rate increased to 9.0% from 7.5%, representing a 19.2% increase.

The total number of sessions increased to 2.3 million, compared to the prior-year period of approximately 1.4 million. Total energy sold increased 102.1% to 37.4 GWh from 18.5 GWh. Allego-owned charging sessions increased to 1.9 million, compared to the prior-year period of about 1.0 million.

As of March 17, 2022, the Company consolidates the Mega-E assets and has now exercised the purchase option relating to Mega-E under the previously disclosed terms for approximately €33.0 million in cash. The combination has added more than 100 sites and nearly 770 charge ports, mainly fast-and ultra-fast, consistent with the Company’s strategic focus.

Mathieu Bonnet, Chief Executive Officer, commented, “I am very pleased to see the continued strength of our charging network as utilization rates increase, driven by expanding adoption of EVs throughout Europe, coupled with our strategic partnerships with OEMs, fleets, and premium retail locations, providing highly convenient access for consumers. The addition of Mega-E enhances Allego’s position in fast and ultra-fast chargers, and together with a 9% utilization and 99.5% up-time across our network, we provide a seamless experience for our customers.”

1)

Utilization rate, a key performance measure, is defined as the number of charging sessions per charge point per day divided by a maximum number of charging sessions per charger per day of 50 (for the ultra-fast charging pole). Includes Mega-E.

Allego continues to see significant tailwinds for its business, with Europe’s focus on energy independence and carbon reduction. This is highlighted by the announcement by the European Parliament on June 29, 2022, banning the sale of internal combustion engines (“ICE”) in cars and SUVs, effective in 2035. The ban should continue to drive the need for significant European investment in an EV charging infrastructure suitable to replace gas vehicles. Additionally, from January to May 2022, EV penetration rates in Europe remain more than three times higher relative to the United States2. Allego’s existing leadership across the continent, with a presence in 15 countries and over 33,000 charging ports, leaves the Company well-positioned to capitalize on this mega-trend and create significant long-term shareholder value.

As of June 30, 2022, the Company had a secured backlog of about 1,100 sites signed for lease terms of 10 years or longer, including some 6,700 fast and ultra-fast charging ports. The Company’s proprietary Allamo and EV Cloud platforms are integral to evaluating and acquiring the most suitable locations, enriching customer relationships, and enhancing revenue visibility and profitability.

Mathieu Bonnet, the CEO, further commented, “Our strategic alliance with European suppliers has proven resilient as we have experienced few interruptions. Moreover, the power-purchase agreements that we are now securing on a long-term basis from renewable sources will significantly position Allego to control its variable costs by removing future volatility associated with energy prices. Combining these effective measures will enable us to deliver on our financial commitments and fortify our leading market position.”

Key Metrics

	Quarter ended June 30,
Metrics	2022	2021	% Change
Utilization Rate Inclusive of Mega-E1	9.0%	4.6%	94.9%
Public Charging Ports*	29,698	25,767	15.3%
# Fast & Ultra-Fast Charging Sites*	903	748	20.7%
# Fast & Ultra-Fast Charging Ports*	1,293	1,018	27.0%
Recurring users %	80.0%	80.8%	-0.9%
Owned Public Charging Ports*	24,255	20,868	16.2%
Third-Party Public Charging Ports*	5,443	4,899	11.1%
Total # sessions (‘000)	2,305	1,389	65.9%
Total # of Allego owned sessions (‘000)	1,866	998	87.0%
Total Energy sold (GWh)	37.4	18.5	102.2%
Secured Backlog (sites)*	1,100	500	120.0%

*   As of June 30, 2022, and June 30, 2021, respectively. Includes Mega E.

1.  Utilization rate, a key performance measure, is defined as the number of charging sessions per charge point per day divided by a maximum number of charging sessions per charger per day of 50 (for the ultra-fast charging pole). Includes Mega-E.

[2]	Wall Street Research

About Allego

Allego delivers charging solutions for electric cars, motors, buses, and trucks, for consumers, businesses, and cities. Allego’s end-to-end charging solutions make it easier for businesses and cities to deliver the infrastructure drivers need, while the scalability of our solutions makes us the partner of the future. Founded in 2013, Allego is a leader in charging solutions, with an international charging network comprising of approximately 34,000 public charging ports operational throughout the pan-European market – and proliferating. Our charging solutions are connected to our proprietary platform, EV-Cloud, which gives our customers and us a full portfolio of features and services to meet and exceed market demands. We are committed to providing independent, reliable, and safe charging solutions, agnostic of vehicle model or network affiliation. At Allego, we strive every day to make EV charging easier, more convenient, and more enjoyable for all.

Forward-Looking Statements All statements other than statements of historical facts contained in this press release are forward-looking statements. Allego intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,”, “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, Allego’s expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Allego’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) changes adversely affecting Allego’s business, (ii) the risks associated with vulnerability to industry downturns and regional or national downturns, (iii) fluctuations in Allego’s revenue and operating results, (iv) unfavorable conditions or further disruptions in the capital and credit markets, (v) Allego’s ability to generate cash, service indebtedness and incur additional indebtedness, (vi) competition from existing and new competitors, (vii) the growth of the electric vehicle market, (viii) Allego’s ability to integrate any businesses it may acquire, (ix) Allego’s ability to recruit and retain experienced personnel, (x) risks related to legal proceedings or claims, including liability claims, (xi) Allego’s dependence on third-party contractors to provide various services, (xii) Allego’s ability to obtain additional capital on commercially reasonable terms, (xiii) the impact of COVID-19, including COVID-19 and other related supply chain disruptions and expense increases, (xiv) general economic, regulatory or political conditions, including the armed conflict in Ukraine and (xv) other factors detailed under the section entitled “Item 3.D. Risk Factors” of Allego’s Annual Report on Form 20-F for the year ended December 31, 2021 and in Allego’s other filings with the U.S. Securities and Exchange Commission. The foregoing list of factors is not exclusive. If any of these risks materialize or Allego’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Allego presently does not know or that Allego currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Allego’s expectations, plans or forecasts of future events and views as of the date of this press release. Allego anticipates that subsequent events and developments will cause Allego’s assessments to change. However, while Allego may elect to update these forward-looking statements at some point in the future, Allego specifically disclaims any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Allego’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contact:

Manish A. Somaiya

investors@allego.eu

Media

allegoPR@icrinc.com